February 1, 2011
Mr. Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3030
RE: SEC Comment Letter Dated January 19, 2011, File Number 000-13176
Dear Mr. Jaramillo:
Non-Invasive Monitoring Systems, Inc. (“Company”, “NIMS”, “we”, “us” or “our”) is providing this letter in response to your above-referenced letter. For ease of reference, we have included your original comments in boldface type immediately preceding each of our responses.
Form 10-K for the Fiscal Year Ended July 31, 2010
Cautionary Statement ..., page 3
1.
Given your disclosure on page 18 that your common stock is a “penny stock,” the safe harbor to which you refer appears to be inapplicable. In future filings, please do not invoke inapplicable safe harbors. See Exchange Act Section 21E (b)(1)(C).

In future filings, we will refrain from using any inapplicable safe harbor language.
Item 1. Business., page 5
B. Reimbursement Levels, page 10
2.
Please tell us, and revise future filings to clarify, whether procedures performed with your devices are reimbursed by third-party payors. Also disclose any related risks, including, if applicable, whether the unavailability of reimbursement may make healthcare providers less willing to purchase your product.

The procedures using our ExerRest device technology are new and the existing Current Procedural Terminology (CPT) codes do not accurately describe the Whole Body Periodic Acceleration (WBPA) therapy. Before a specific code is assigned for using a NIMS product for treatment, Medicare and other third-party payors recognize that there may be procedures performed by physicians or other qualified health care professionals where a number of specific code numbers could be, and have been, designated for reporting unlisted procedures. NIMS provides a Standard Operating Procedure to the healthcare professional for submitting WBPA therapy as an unlisted procedure using a paper claim submission. However, depending on the Medicare intermediary, Medicare submissions using unlisted codes may not be reimbursed 100%. NIMS is actively pursuing to obtain CPT codes specific for its products.

If Medicare and/or third-party payors elect to not reimburse WBPA as a qualified unlisted procedure or if a new reimbursement code is not established, it may weaken demand for our product among healthcare providers, which could have a material adverse effect on the results of our operations and financial position.
The preceding paragraph will be added as an Item 1A Risk Factor in future NIMS filings, beginning with the Form 10-Q for the period ending January 31, 2011.
Index to Exhibits. page 46
3.	Please file as an exhibit the August 1, 2005 stock purchase agreement mentioned on page 12 of the amended Form 10-K you filed on November 29, 2010.
The August 1, 2005 stock purchase agreement referenced in the amended Form 10-K was originally filed as exhibit 4.1 to the Company’s Form 8-K filed on August 18, 2005. In future filings, we will revise the Exhibit Index to include the August 1, 2005 stock purchase agreement, and note that it was previously filed as exhibit 4.1 to the Company’s August 18, 2005 Form 8-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
4.
We note the disclosure herein and throughout the filing that you have terminated your product and supply agreement with Sing Lin and you currently have no agreement with any third party to manufacture and supply your products. Management’s Discussion and Analysis should provide a thorough analysis of the actual, known or expected impact of material events and trends on your financial statements. We note that the cancellation of the agreement with your only supplier appears to be an event that would affect your future liquidity and results of operations. Accordingly, please tell us and revise future filings to disclose the actual and/or expected impact of the cancellation of your product and supply agreement on your operating results, capital resources and liquidity.

As of July 31, 2010, based on historical sales, the Company had approximately three years’ inventory on hand as of the date of the year ended July 31, 2010, financial statements. The Company further owns the tooling required to produce component parts and believes that a new manufacturer could be producing new inventory within six months of signing an agreement. Accordingly, the Company believes that the lack of a contracted manufacturer did not and does not present a significant operating risk. Nonetheless, we have consistently disclosed the status of the agreement and the potential for possible adverse impact in our risk factors, business description, MD&A and financial statement footnotes. We therefore do not believe that any additional disclosure is warranted at this time.

Financial Statements, page 25
Note 9, Related Party Transactions, page 37
5.
We see the disclosure that you have entered into a board-approved cost sharing arrangement with other related party entities. We note that the historical income statements of a registrant should reflect all of its costs of doing business. Accordingly, please describe for us in greater detail the method used to allocate costs amongst the related businesses. Additionally, please revise future filings to explain the allocation method utilized in the notes to the financial statements.

Shared employee costs are allocated to the participating companies based on an estimate of the percent of time each shared employee is expected to spend in addressing each company’s requirements. The allocation costs are reviewed quarterly and, if any adjustment to the allocation is warranted, the proposed adjustments are presented to the Audit Committee or Board of each company for approval prior to implementation. For each of the companies, the cost of the shared employees is lower than what the company would need to spend on a stand-alone basis to acquire comparable service. As disclosed in the Form 10-K for year ended July 31, 2010, NIMS recorded additions to selling, general and administrative costs and expenses to account for the cost sharing amounts under these arrangements in an aggregate amount of $53,000 and $42,000 for the years ended July 31, 2010 and 2009, respectively. These amounts are included in the Company’s historical income statements. We will revise future filings to explain the allocation method utilized in the notes to the financial statements.
Note 10. Commitments. page 38
6.
Please revise your future filings to disclose your accounting policy for loss contingencies. Also, confirm your accounting policy for loss contingencies complies with FASB ASC Topic 450-20-25-2. Finally, include all disclosure required by FASB ASC Topic 450-20-50 in your future filings.

The Company’s accounting policy for loss contingencies complies with ASC 450-20-25-2. All future filings will include disclosure of the Company’s policy and applicable ASC Topic 450-20-50 disclosures, if any.
Amendment No. 1 to Form l0-K for the Fiscal Year Ended July 31, 2010
Item 10. Directors, Executive Officers page 4
7.
You disclose that your directors are elected annually, but it appears you have filed only one proxy or information statement since June 2002, Please tell us how your directors are elected annually such that you were required to file only one proxy or information statement since that time. Include in your response specific citations to any authority on which you rely.

NIMS held an annual shareholder meeting in January 2010, but failed to conduct an annual meeting between 2002 and 2009. On a go forward basis, NIMS intends to elect its directors annually. While the date for the 2011 annual meeting has not been set, we expect to conduct the annual meeting in April or May 2011. As disclosed in our filings, we expect that our directors will hereafter be elected annually and, in any event, will serve until the next annual meeting of shareholders and until their successors are elected and appointed. Article IV, Section 3 of our bylaws provides that, “[e]ach director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.” In future filings, we will include language to reference that each director serves until his or her successor has been elected and qualified or until his or her earlier resignation, removal from office or death.
Item 11. Executive Compensation., page 7
Summary Compensation Table, page 7
8.	Please revise future filings to include a narrative description of the material terms of each option grant. Refer to Regulation S-K Item 402(o)(4).
The following material terms of each option grant are disclosed in either the Summary Compensation Table or the Outstanding Equity Awards table: grant date, price, vesting schedule, expiration date, grant date fair value, range of valuation assumptions. The Company believes that the information provided is sufficient for an understanding of the equity awards in compliance with Item 402(o)(4) of Regulation S-K.
Item 12. Security Ownership of Certain Beneficial Owners ..., page 9
Equity Compensation Plan Information, page 11
9.
Please tell us, and revise future filings to describe briefly, in narrative form, the material features of each equity compensation plan that was adopted without shareholder approval. Refer to Regulation S-K Item 201(d)(3).

The approximately one million outstanding options that were not granted under shareholder approved plans consist of standalone grants made by the Board of Directors on five separate occasions which were not part of formal equity compensation plans. In each case, the features of the grant are fully-encompassed in the grant documents. In all five grants, the only features which differ materially from grants under the 2000 Plan are: a) the options are transferable and b) Compensation Committee approval is not required for the holder to elect a “cashless exercise.” The material terms of these grants are as follows:

	Exercise		# Options Outstanding
Grant Date	Price	Expiration Date	@ July 31, 2010
May 29, 2002	$0.75	May 29, 2012	210,000
March 1, 2003	$0.50	March 1, 2011	550,000
May 10, 2004	$0.20	May 10, 2014	160,000
January 23, 2006	$0.15	January 23, 2011	53,332
October 17, 2007	$0.88	October 17, 2012	522,500
The material features of these grants will be included in future filings in accordance with Regulation 201(d)(3) of Regulation S-K.
Item 13. Certain Relationships and Related Transactions ..., page 11
10.
Please tell us and revise future filings to clarify the material terms of the cost sharing arrangement, mentioned in the third paragraph. Please also file, or tell us why you did not file, your cost sharing arrangement as an exhibit. Refer to Regulation S-K Item 404(d).

There is no written cost sharing arrangement between the companies. As discussed in the response to Comment 5 above, the shared employee costs are allocated to the participating companies based on an estimate of the time each employee is expected to spend in addressing each company’s requirements. The allocations are reviewed quarterly and, if any adjustment to the allocation is warranted, the proposed adjustments are presented to the Audit Committee or Board of each company for approval prior to implementation. Under the cost sharing arrangement, each company employs Accounting, Finance and Legal professionals that make themselves available to the other parties to the arrangement.
11.	Please tell us, and revise future filings to clarify, whether each of your directors is independent. Refer to Regulation S-K Item 407(a).
The Board of Directors, in the exercise of its reasonable business judgment, has determined that each of the Company’s directors qualify as independent directors pursuant to Nasdaq Stock Market Rule 5605(a)(2) and applicable SEC rules and regulations, with the exception of Dr. Marvin Sackner, who is employed as the Company’s CEO. This disclosure was inadvertently omitted from the Form10-K/A and will be included in future filings as required.
Form 10-Q for the Fiscal Quarter Ended October 31, 2010
Cover Page
12.
We note your disclosure on the cover page of common stock, par value $0.001 per share, outstanding as of December 10, 2010. We also note your disclosure on the cover page of your Form IG-K of common stock, par value $0.01 per share, outstanding as of October 15, 2010. Please revise future filings to reconcile the disclosure of the par value of your common stock. Also tell us which exhibit you have filed that includes the current par value of your common stock.

The par value of the Company’s common stock is $0.01 per share. The $0.001 per share value included in the Form 10-Q for the period ended October 31, 2010 was the result of a scrivener’s error. The par value is disclosed in our Articles of Incorporation, as amended (filed as Exhibit 3.1 to Form 8-K filed on April 8, 2008, and incorporated by reference in the subject filings).
Item 4. Controls and Procedures, page 19
13.
We note your disclosure that your Chief Executive and Chief Financial Officer believe your disclosure controls and procedures are effective “to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” The language that is currently included after the-word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. In future filings, please remove the language consistent with the disclosure presented in your Form 10-K for the fiscal year ended July 31, 2010, or revise the disclosure so that the language that appears after the word effective is substantially similar in all material respects to the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The language regarding disclosure controls and procedures will be modified prospectively to incorporate the Commission’s recommendation.

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our responses, please feel free to contact Joshua Weingard, the Company’s Chief Legal Officer, at (305) 575-4602 or contact me directly at (305) 575-4207.

Sincerely, Non-Invasive Monitoring Systems, Inc. James J. Martin Chief Financial Officer